Exhibit 99.2

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DR 3.1.4R (1) (a) and DR 3.1.4(R) (1) (b).

Imperial Tobacco Group PLC was today advised that the following Directors and PDMRs were granted, in the UK, Savings Related Share Options over ordinary shares of 10p each in the Company under the HM Revenue & Customs approved Imperial Tobacco Group International Sharesave Plan.

The respective Grants are detailed below: -

Name	Date Granted	Exercise Price per share (pounds sterling)	Number Granted
David Cresswell	29 May 2007	17.22	548
Gareth Davis	29 May 2007	17.22	570
Robert Dyrbus	29 May 2007	17.22	219
Frank Rogerson	29 May 2007	17.22	548

Matthew Phillips *	29 May 2007	17.22	219

The Directors’ / PDMRs’ resultant aggregate interests are set out below: -

Name	Resultant aggregate interest
David Cresswell	201,955
Gareth Davis	686,586
Robert Dyrbus	409,823
Frank Rogerson	206,770

Matthew Phillips *	35,315

* PDMR

T Williams

Deputy Company Secretary

Copies of all of our announcements are available on our website: www.imperial-tobacco.com